Exhibit 99.1

Genius Group Provides Details on Direct Registration of Shares

SINGAPORE, July 17, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, is today providing investors with details to enable interested shareholders to direct register their shares with our transfer agent.

Further to requests from Genius Group shareholders on options available to reduce the risk of their shares being lent out without their knowledge to third parties for short selling, the Company has worked with its Board Advisor, Kevin Malone, to provide information to its shareholders. Mr. Malone brings experience advising companies and investors on fighting market manipulation, together with over 40 years of family experience in wealth management.

Mr. Malone has indicated that in most brokerage agreements, brokers are under no obligation to notify shareholders when they lend out their clients’ shares, and are also under no obligation to pass on any financial benefit from loaning out the shares to the shareholders who own them. In most cases, the shares purchased on behalf of shareholders are purchased in “Street Name”, which means they are not purchased under the name of the shareholder, but under the name of the broker and held on behalf of the shareholder, with the broker fully in control of how and when the shares get lent out.

For Company shareholders to prevent this practice from taking place, they can request their broker to transfer their shares via the Direct Registration System (DRS) to the Company’s transfer agent, Vstock, where they can be held in safekeeping by Vstock, under the name of the shareholder, where they cannot be lent out to third parties without the shareholder’s consent. The shares can also be transferred back to the shareholders’ respective brokers via DRS transfer, with the process both ways being simple and fast.

Shareholders who choose to DRS transfer their shares can do so by instructing their Broker to transfer their shares under their name to Vstock Transfer via DRS, and the individual shareholder would contact their broker for details on how to facilitate this instruction. For ease of reference, Vstock’s details are:

Company Name: Vstock Transfer LLC

Website: https://www.vstocktransfer.com/

Webpage on DRS: https://www.vstocktransfer.com/drs-transfer

Contact details: https://www.vstocktransfer.com/contact

Genius Group will be tracking the number of shares held at Vstock instead of with brokers and will be providing updates on this number as more shareholders choose to transfer their shares to the Company’s transfer agent. As of July 17, 2025, based on Vstock’s data, the Company has approximately 14.8 million shares held at Vstock, accounting for 18.2% of the Company’s shares issued to shareholders, with the remaining 81.8% currently held in broker accounts.

Board Advisor, Kevin Malone, said “Buying shares which are then held in ‘Street name’ by your broker and then loaned out without your knowledge is really no different from buying a house which your real estate broker then buys ‘on your behalf’ under his own name with your money and then rents out without your knowledge.”

“What you own, you should control. For years, brokerages have gotten away with issuing excessive dollars in IOUs that you see on your computer screen in your accounts. Clients always have the option to DRS shares out of their accounts with my Firm and I am happy to assist them in doing so. As Advisor to Genius Group, I plan on keeping my clients and the public up to date on the progress of the company’s DRS numbers.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai